VIA EDGAR

Ms. Heather Clark

Mr. Andrew Blume

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

September 3, 2024

Dear Ms. Clark and Mr. Blume,

Re:	Lanvin Group Holdings Limited
Form 20-F for the Year Ended December 31, 2023
Filed April 30, 2024
File No. 001-41569

On behalf of Lanvin Group Holdings Limited (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its second comment letter dated August 20, 2024 (the “Second Comment Letter”) with respect to the Report on Form 20-F for the fiscal year ended December 31, 2023, filed by the Company with the SEC via EDGAR on April 30, 2024 (the “Form 20-F”).

The headings and paragraph numbers in this letter correspond to those contained in the Second Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Form 20-F and the Company’s previous response dated August 9, 2024. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Form 20-F. The Company is concurrently filing its Amendment No. 1 to the Form 20-F to address the Staff’s comment in the Second Comment Letter.

Form 20-F for the Year Ended December 31, 2023

Exhibits 12.1 and 12.2, page 152

1.	Your response to prior comment 6 indicates that intend to make the exhibit revisions in future filings. As originally requested, please amend your filing to include certifications having all of the prescribed language as set forth in paragraph 12 of the "Instructions as to Exhibits" of Form 20-F.

PARTNERS

Teresa Y Y Ko Robert S Ashworth Thomas T Y Ng Arun Balasubramanian Simon J Weller*
Grace Y H Huang K Tim Mak Alastair N C Mordaunt* Richard Wang Georgia K Dawson* Edward G Freeman Daniel Anderson
John J H Choong Richard W Bird Daniel J French Richard J Perks Philip Q Li Matthew J O’Callaghan Bing X Guan
Howie C H Farn Xin Liu* Sarah X Su David W Yi

REGISTERED FOREIGN LAWYERS	*non-resident

Ninette Dodoo (Belgium)

Client Meeting Suite: 36th Floor, Two Exchange Square, Central, Hong Kong

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Response: In response to the Staff’s comment, the Company has filed Amendment No. 1 to the Form 20-F to include in the officer certifications provided in Exhibits 12.1 and 12.2 paragraph 4(b) and the reference to internal control over financial reporting in the introductory language of paragraph 4.

Financial Statements

Contribution statements of changes in equity page F-7

2.	We note your responses to prior comments 3 and 5 and have the following comments:

●	Please provide us with each journal entry recorded to account for the Meritz financing fund transactions described in your responses. Present the journal entries in chronological order with a sufficiently detailed yet straightforward description of each entry. In doing so, specify the terms of the contract "renegotiation" and clarify when the "closing date" will occur and the transactions that will occur on such date.

●	Clarify the timing and amount of each related share issuance and repurchase, including all activity reflected in your treasury share rollforward. In doing so, explain why these transactions impact treasury shares and why the table in your response to comment 3 reflects the "Repurchase of Ordinary Shares" as a decrease to treasury shares instead of an increase and the "Issuance of Ordinary Shares" as an increase to treasury shares instead of a decrease.

Response: In response to the Staff’s comment, the Company respectfully presents the Staff with the following journal entries recorded to account for the Meritz financing fund transactions including each related share issuance and repurchase with detailed description. For contract “renegotiation” clauses and “closing date,” please refer to the description under Journal Entry #10. An explanation of why these transactions affect treasury shares is provided under Journal Entry #2 to facilitate the Staff’s understanding. For the change of ordinary shares, please see the description under Journal Entry #2 and #11.

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Journal Entry #1: October 20, 2022

Description: As disclosed in 2022 Consolidated Statements page F-60, Note 29, Meritz received certain shares of Fosun Fashion Group (Cayman) Limited (predecessor of the Company, “FFG”) at a subscription price equal to USD 50,000,000 during the 2022 Meritz Private Placement. Half of this subscription by Meritz in the amount of EUR 25.02 million (USD 25.00 million) was funded on October 20, 2022. The actual proceeds received was EUR 24.02 million (USD 24.00 million), the difference of EUR 1 million (USD 1 million) relates to cash dividends paid in advance, which are recognised in other current assets. This portion of interest is considered as prepaid interest and will be net-off gradually with the monthly accrued interest expense.

Meritz has contractually claimed a number of rights under the 2022 Meritz Private Placement in order to mitigate the risk of its investments. The following rights to which Meritz is entitled are key rights that primarily affect judgements of accounting treatment:

1)	Cash dividend: Meritz is entitled to a cash dividend in the amount of USD 2.0 million per annum for three years from October 20, 2022. Half of the first-year cash dividend in the amount of USD 1.0 million was paid on that date, with the remaining USD 1.0 million to be paid six months later. The second and third year’s cash dividends will be paid quarterly.

2)	Put Option Ⅰ: Under the agreement as Meritz holds the Put Option, it can request FFG/the Company to repurchase shares in the event of a contingency (the actual controllers cease control of the Company, any insolvency event, bankruptcy, liquidation or winding up, delisting or suspension of shares, event of default on borrowings).

3)	Put Option Ⅱ: Under the terms, Meritz may request the Company or any third party nominated by the Company to repurchase the ordinary shares held by it upon the third anniversary of the investment.

Any of the above rights would indicate that the Company cannot unconditionally avoid fulfilling a contractual obligation by delivering cash or other financial assets. The contractual obligation meets the definition of a financial liability in accordance with IAS 32, paragraph 11.

Additionally, Put Option I is a financial instrument with a contingent settlement clause. According to IAS 32, paragraph 25, this constitutes a financial liability of the issuer as the issuer has no control over the occurrence of the contingent event. Put Option II constitutes a puttable instrument. According to IAS 32, paragraph 18, a financial instrument that gives the holder the right to put it back to the issuer for cash or another financial asset is a financial liability.

Given the Put Option I and Put Option II have the same repurchase price of 11.5% of the agreed return at the time of exercise, the exercise price of this option is approximately equal to the main debt instrument. Consequently, the Put Option is closely related to the main debt instrument and is not considered to be a separate derivative. As the repurchase price is fixed at the agreed return mentioned in the preceding sentence, it is subsequently measured at amortised cost together with the main debt instrument.

The amount received from Meritz as a whole is a current financial liability as the Put Option may be exercised at any time.

Account	Dr (EUR)	Cr (EUR)	Tie – Out
Cash and bank balance	24,021,756		Tie to cash flows — financing activities in 2022 Financial Statements
Other current asset	1,000,907
Other current liability		25,022,663	(a)

Journal Entry #2: October 20, 2022

Description: Issuance of 18,569,283 ordinary shares of Euro1.00 each was recognized in Share Capital, the amount of EUR 25,022,663 (equivalent to USD 25,000,000) was recognized in treasury share with the remaining amount recognized in other reserves. Although the transaction is regarded as a financial liability, since the Company has issued shares, legally the Company has fulfilled the capital increase procedure, which is equivalent to the issuance of shares and therefore an increase in the share capital, and at the same time it is treated as treasury shares. In this case, treasury shares are not an asset class account but an allowance for owner's equity, with the debit side indicating an increase. So, nominally, there has been a transfer of ownership of the shares, and in order to reflect the legal substance of this transaction, share capital and other reserves are recognised. In substance, however, the transaction is again a financial liability, so that the full recognition of Treasury Shares ensures that total equity remains unchanged.

Account	Dr (EUR)	Cr (EUR)	Tie – Out
Treasury shares	25,022,663		Tie to “treasury shares”, “Issued capital” and “Other Reserves” separately in the consolidated statement of changes in equity.
Share capital		18,569,283
Other reserves		6,453,380

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Journal Entry #3: December 14, 2022

Description: On December 14, 2022, after the Company completed its listing through De-SPAC, certain shares of FFG held by Meritz were converted into 4,999,999 ordinary shares and 1 convertible preferred share of the Company (the “Initial Meritz Shares”). The Company's par value per share is $0.0001.

Account	Dr (EUR)	Cr (EUR)	Tie – Out
Share capital - FFG	18,569,283		Included in the line item “Issuance of ordinary shares upon Reverse Recapitalization” in the Consolidated Statement of Changes in Equity for 2022.
Other reserves - FFG	6,453,380
Share capital - the Company		5
Other reserves - the Company		25,022,658

Journal Entry #4: October 20 to December 31, 2022

Description: Under the agreement, the repurchase price is a return calculated at 11.5 % and since the return rate is fixed, the financial liability is measured at amortised cost and amortised at the effective interest rate. Interest is accrued monthly at amortised cost with an effective interest rate. Till December 31, 2022, EUR 449,777 interest has been accrued which should be net-off against other current asset (prepaid interest) recognized initially.

Account	Dr (EUR)	Cr (EUR)	Tie – Out
Finance cost - interest expenses	449,777		Included in the line item “Interest expense on borrowings” in Note 11 - Finance costs in 2022.
Other current asset		449,777

Journal Entry #5: December 31, 2022

Description: Exchange gains and losses are calculated at the end of the year.

Account	Dr (EUR)	Cr (EUR)	Tie – Out
Finance cost - exchange gain/loss		1,503,549	Included in the line item “Net foreign exchange gains” in Note 11 - Finance costs in 2022.
Other current liability	1,503,549		(a)

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Journal Entry #6: April 17, 2023

Description: Remaining half of the Meritz Investment in the amount of EUR 22.76 million (USD 25.00 million) was funded on April 17, 2023.

Account	Dr (EUR)	Cr (EUR)	Tie – Out
Cash and bank balance	22,756,160		(b)
Other current liability		22,756,160	(a)

Journal Entry #7: May 2023

Description: A second cash dividend in the amount of EUR 0.93 million (USD 1.00 million) was paid to Meritz under the agreement. Please see the description in Journal Entry #1 for details of the cash dividend agreement.

Account	Dr (EUR)	Cr (EUR)	Tie – Out
Other current asset	931,659
Cash and bank balance		931,659

Journal Entry #8: January 1 to December 14, 2023

Description: Interest is accrued monthly at amortised cost with an effective interest rate. Till December 14, 2023, interest accrued amounted to EUR 5,516,873, of which EUR 1,489,810 should be offset against other current assets.

Account	Dr (EUR)	Cr (EUR)	Tie – Out
Finance cost - interest expenses	5,516,873		Included in the line item “Interest expense on borrowings” in Note 11 - Finance costs in 2023.
Other current liability		4,027,063	(a)
Other current asset		1,489,810

Journal Entry #9: December 14, 2023

Description: Exchange gains and losses are calculated as of 14 December 2023.

Account	Dr (EUR)	Cr (EUR)	Tie – Out
Finance cost - exchange gain/loss	1,317,828		Included in the line item “Net foreign exchange losses” in Note 11 - Finance costs in 2023.
Other current liability		1,317,828	(a)

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Journal Entry #10: December 14, 2023

Description: During the second half of 2023, the Company negotiated with Meritz under the terms agreed upon during the 2022 Meritz Private Placement. As a result, the Company consummated both the share buyback and subscription agreement with Meritz (the “Meritz SBSA”) and amended and restated relationship agreement on December 14, 2023 (the “Closing Date”). On the Closing Date, pursuant to the terms of the Meritz SBSA, the following transactions occurred:

●	Meritz sold and surrendered, and the Company repurchased from Meritz the Initial Meritz Shares for a price equal to EUR 51,620,165 (USD 54,473,260).

●	Immediately thereafter, Meritz agreed to subscribe for, and the Company issued 19,050,381 ordinary shares par value $0.000001 of the Company to Meritz at a total subscription price equal to EUR 65,405,133 (USD 69,473,260). The total subscription price for the first installment was equal to the repurchase amount of EUR 51,620,165 (USD 54,473,260), and for the second installment was EUR 13,784,968 (USD 15,000,000). The subscription price for the first installment will fully offset the repurchase price and the subscription price for the second installment was funded to the Company.

The main terms of the above “renegotiation” contract are consistent with the previous 2022 Meritz Private Placement including three specified terms mentioned in Journal Entry #1. Accordingly, there is no change for the accounting treatment. The financing fund is still measured as financial liabilities. The original payables, together with the newly granted EUR 13,784,968 (USD 15,000,000) should be recognized in other current liability.

Account	Dr (EUR)	Cr (EUR)	Tie – Out
Other current liability- original	51,620,165		Equivalent to the sum of (a) above
Cash and bank balance	13,784,968		(b)
Other current liability- new grant		51,620,165
Other current liability- new grant		13,784,968

Journal Entry #11: December 14, 2023

Description: As a result of consummation of the Meritz SBSA on December 14, 2023 discussed above, the Company first repurchased the Initial Meritz Shares held by Meritz, for a price of USD 54,473,260. The previously recognised treasury shares, share capital and other reserves were reversed accordingly. The newly subscribed ordinary shares under the Meritz SBSA, totaling EUR 65,405,133 (USD 69,473,260), was recognised as treasury shares, share capital and other reserves which is the same as the treatment in Journal Entry #2.

Account	Dr (EUR)	Cr (EUR)	Tie – Out
Treasury shares - original		25,022,663	(c)
Share capital- original	5		(e)
Other reserves- original	25,022,658		(d)
Treasury shares- new grant	65,405,133		(c)
Share capital- new grant		18	(e)
Other reserves- new grant		65,405,115	(d)

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Journal Entry #12: December 14 to December 31, 2023

Description: Interest is accrued monthly at amortised cost with an effective interest rate.

Account	Dr (EUR)	Cr (EUR)	Tie – Out
Finance cost - interest expenses	302,366		Included in the line item “Interest expense on borrowings” in Note 11 - Finance costs in 2023.
Other current liability		302,366

Journal Entry #13: December 31, 2023

Description: Exchange gains and losses are calculated at the end of the year.

Account	Dr (EUR)	Cr (EUR)	Tie – Out
Finance cost - exchange gain/loss		2,387,499	Included in the line item “Net foreign exchange losses” in Note 11 - Finance costs in 2023.
Other current liability	2,387,499

Notes:

(a)	Reflects the accumulated balance of other current liabilities as of December 14, 2023 under the previous 2022 Meritz Private Placement.

(b)	The cash and bank balance totaling EUR 36,541,128 labelled (b) are tied to the line “Proceeds from financing fund” in the financing activities in the cash flow statement for the year 2023.

(c)	The treasury shares labelled (c), totaling EUR 40,382,470, are tied to the line item “treasury shares” in the consolidated statement of changes in equity for the year 2023.

(d)	The other reserves labelled (d), totaling EUR 40,382,470, are tied to the line item “other reserves” in the consolidated statement of changes in equity for the year 2023.

(e)	The share capital totaling EUR 13 marked (e), which is tied to the line item “Share capital” in the consolidated statement of changes in equity for the year 2023, is disclosed as “*” because the amount is less than EUR 1,000.

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We hope the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please kindly contact Howie Farn by phone at + 852 2913 2797 or via email at howie.farn@freshfields.com.

Yours faithfully

/s/ Freshfields Bruckhaus Deringer

Freshfields Bruckhaus Deringer

cc:

Zhen Huang, Chairman, Lanvin Group Holdings Limited

Eric Chan, Chief Executive Officer, Lanvin Group Holdings Limited

Kat Yu David, Chan, Chief Financial Officer, Lanvin Group Holdings Limited

Roy Cheng, Chief Risk Officer, Lanvin Group Holdings Limited